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                                                                  EXHIBIT (d)(5)

                             MARIETTA CORPORATION
                               ANNOUNCES MERGER

CORTLAND, NEW YORK - MARCH 8, 1996 - MARIETTA CORPORATION ("MARIETTA") (NASDAQ :
MRTA) announced today that the merger of a corporation controlled by Barry W. Florescue with and into Marietta had been consummated. Each holder of shares of Marietta Common Stock outstanding immediately prior to the effective date of the merger will receive $10.25 per share in cash, except for shares owned by Mr. Florescue or his affiliates and shares held by shareholders who exercise dissenter's rights. Shareholders will receive in the near future letters of instructions with respect to the procedures for obtaining payment for their shares.

Marietta specializes in the design, manufacture, packaging, marketing, and distribution of guest amenity programs to the travel and lodging industry in the United States and abroad, and provides customized "sample-size" and "unit-of-use" packaging products and services to companies in the toiletries, cosmetics, pharmaceuticals, and household products industries.